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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: December 31, 2014 Estimated average burden hours per response: 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-51364

SINO GAS INTERNATIONAL HOLDINGS, INC.
(Name of small business issuer in its charter)

Utah (State or other jurisdiction of incorporation or organization)	90-0438712 (IRS Employer Identification No.)

No. 18 Zhong Guan Cun Dong St. Haidian District, Beijing, P.R. China 100083 86-10-8260-0527
(Address of Principal Executive Offices) (Zip Code)(Telephone Number)

Common stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☒

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date:

Pursuant to the requirements of the Securities Exchange Act of 1934, Harvard Illinois Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 1, 2014		SINO GAS INTERNATIONAL HOLDINGS, INC.

		By:	/s/ Yuchuan Liu
Yuchuan Liu Chief Executive Officer

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